Matlin & Partners Acquisition Corporation

585 Weed Street

New Canaan, CT 06840

October 10, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

Re:	Matlin & Partners Acquisition Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 3, 2018

File No. 001-38025

Ladies and Gentlemen:

This letter sets forth the response of Matlin & Partners Acquisition Corporation (“MPAC,” “we,” or “our”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter, dated October 9, 2018 (the “Comment Letter”), with respect to the revised Preliminary Proxy Statement on Schedule 14A filed by MPAC on October 3, 2018 (the “Preliminary Proxy Statement”). In connection with this letter, MPAC is filing today its Definitive Proxy Statement (the “Definitive Proxy Statement”). We are separately hand delivering to the Staff six courtesy copies of the Definitive Proxy Statement marked to show the changes made to the Preliminary Proxy Statement.

For your convenience, MPAC has repeated the Staff’s comment exactly as given in the Comment Letter in bold and italics below. MPAC’s response is set forth below the comment. The page number referenced in the response refers to a page number in the Definitive Proxy Statement.

Risk Factors, page 34

Risks Related to MPAC and the Business Combination, page 45

The A&R Charter will designate the Court of Chancery of the State of Delaware, page 56

1.	We note your revised disclosure regarding your exclusive forum provision and actions arising under the Securities Act. Please revise your disclosure to state that a court may determine that the provision is unenforceable, and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: MPAC has revised the disclosure on page 57 to address the Staff’s comment.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

MATLIN & PARTNERS ACQUISITION CORPORATION

By: /s/ David J. Matlin
Name: David J. Matlin
Title: Chief Executive Officer

cc:	Bracewell LLP

Charles H. Still, Jr., Esq.